Mail Stop 4561

January 13, 2010

Paul F. Norris
Chief Financial Officer
Sonic Solutions
7250 Redwood Blvd., Suite 300
Novato, CA 94945

> **Re: Sonic Solutions**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **File No. 000-23190**

Dear Mr. Norris:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief